19355 Business Center Drive, #9

Northridge, California 91324

(818) 864-8404

                                 December 3, 2020

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Daniel Morris

Re:	Innovative Payment Solutions, Inc.
Registration Statement on Form S-1
File No: 333-250132

Ladies and Gentlemen:

Innovative Payment Solutions, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-250132), to become effective on Monday, December 7, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Hank Gracin, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (516) 457-4238 or Mr. Gracin at (561) 926-7995 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

INNOVATIVE PAYMENT SOLUTIONS, INC.

By: /s/ Willian Corbett
Name: William Corbett
Title: Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP